EXHI
OFFERING STATEMENT

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**5,000,000**	**$5,000,000**	**$4,600,000**

THE COMPANY

1. Name of issuer: Exlites Holdings International Inc

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

OFFERING STATEMENT

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Mark Julian
Dates of Board Service:	March 2021 - Present
Principal Occupation:	President
Employer:	Exlites Holdings International, Inc.
Dates of Service:	March 2021 - Present
Employer's principal business:	Electronics and Technologies Development
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	President
Dates of Service:	December 2014 - March 2016*
Position:	Secretary
Dates of Service:	December 2014 - March 2016*
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	K & L Distributors Inc
Employer's principal business:	Import
Title:	President
Dates of Service:	June 1990 to present
Responsibilities:	Various import manufacturing
Employer:	Self-Employed
Employer's principal business:	Accounting
Title:	CPA
Dates of Service:	03/30/1994 - Present
Responsibilities:	CPA

Julian did a roll-up into Exlites Holdings International Inc in December 2014. Julian was the majority shareholder and President after this roll-up. In May 2016, Julian and another preferred shareholder had a dispute and Julian was no longer President. Julian became President in March of 2021 for the second time and is currently still President.

EXHI
OFFERING STATEMENT

10,000 OTC SAFE Notes at $1 per Note

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Mark Julian
Title:	President, Secretary
Dates of Service:	March 31, 2021 - Present
Responsibilities:	Organization and strategy
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	President
Dates of Service:	December 2014 - March 2016*
Responsibilities:	Operations
Position:	Secretary
Dates of Service:	December 2014 - March 2016*
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	K & L Distributors Inc
Employer's principal business:	Import
Title:	President
Dates of Service:	June 1990 to present
Responsibilities:	Various import manufacturing
Employer:	Self-Employed
Employer's principal business:	Accounting
Title:	CPA
Dates of Service:	03/30/1994 - Present
Responsibilities:	CPA

Julian did a roll-up into Exlites Holdings International Inc in December 2014. Julian was the majority shareholder and President after this roll-up. In May 2016, Julian and another preferred shareholder had a dispute and Julian was no longer President. Julian became President in March of 2021 for the second time and is currently still President.

EXHI
OFFERING STATEMENT

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Mark Julian Total Voting Power	(see below)	68.19%
Mark Julian, Owned Personally	55,000,000 Common	8.62%
Mark Julian, indirectly through 5 entities	130,000,000 Common	20.38%
Mark Julian, Owned Personally	25,000,000 Preferred	39.19%

.
BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Overview and structure

Exlites Holdings International Inc is a public company traded on pink sheets OTC Markets. The company has the license for a worldwide patented Electric vehicle range extender. The company has two electric vehicle range extenders. One functions similarly to an alternator on the wheels generating energy and the other uses the weight of the car to create energy. Exlites is a progressive company seeking to expand in the green energy space starting first with electric vehicles.

The electric vehicle range extender technology works for solar and water generation for generating energy.

Problem & Solution

JD Power surveyed 11,554 electric vehicle and plug-in hybrid vehicle owners from January through June 2022 for its second annual Electric Vehicle Experience Public Charging Study. Despite big growth in the number of public EV chargers in the US, EV owners say the overall experience lacks customer expectations.

Not enough chargers or range with an electric vehicle

Our solution

Our goal is to provide an aftermarket solution where the electric vehicle car owner can keep their current car and get additional range per charge. Allowing the user to stop less for charging and extend travel time while on the road.

EXHI
OFFERING STATEMENT

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

Provide one electric vehicle range extender that can be easily retrofitted on an electric vehicle. This model will be like an alternator on the wheels giving an additional substantial amount of range between the charges.

Additionally, we have a second model that uses the weight of the car to generate energy and extend the range. This model can be retrofitted to an existing electric vehicle.

These two models can be used independently or combined to increase the range even more.

The installation is relatively easy to perform. No modifications or structural changes need to be done to the vehicle.

We will inventory different models that will fit a variety of electric vehicles.

Target Market

Consumers who own an electric vehicle

Distributors such as Pep Boys that has locations all over the country and can install the units on the electric vehicles.

Electric vehicle manufacturers

Competition

- With the electric vehicle range extender market, the company holds a competitive advantage because we own the technology and the rights to different patents.

- EVTUN is a software that changes components in the car's driving system which could make driving unsafe, and results have been minimal.

- Mahle power train is adding a gasoline engine to your electric vehicle

- Bb7 like many others are carrying additional battery in your vehicle

- Electrek is an add on battery that is towed

We currently do not have competition in our product category with our patented electric vehicle range extenders.

Our advantages

Innovative patented technology which can be retrofitted to existing vehicles. We have a worldwide patent on one of the electric vehicle range extenders and a worldwide patent pending on a second electric vehicle range extender. Both operate as generators one is like an alternator and the other uses the weight of the vehicle.

Marketing Plan

The marketing strategy of EXHI is to establish anticipation of the completion of the technology

FP: truCrowd

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

EXHI
OFFERING STATEMENT

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

Once we have the technologies operating on an electric vehicle we will be able to expand our strategies.

The first step is to get our working prototype on an electric vehicle which is being completed now. Once this is done, we start our marketing campaign to raise awareness.

This will create massive awareness in a short period of time.

- We will have a working unit that they can actually see working and we can evaluate which path to take in order to maximize the opportunity.

- Manufacturing, partnering, licensing, or even selling the technology.

- Our goal is to make consumers understand that no major changes need to be made to the vehicle to get the benefits of the extended range.

Once we accomplish the above we can hit the ground running with preorders of the product.

We want to create a community that is a deep and enjoyable buying experience.

To that end, the following tactics will be used:

- A Facebook company page with targeted ads and a stream of posts emphasizing, if you own an electric vehicle get more time back in your life with or range extender technology.

- The page will also showcase electric vehicle news and technology, community members, and raffles to take advantage of word-of-mouth marketing and grow organically.

- An Instagram company account that shows pictures of our products, employees, community members, and more. It will implement the use of hashtags to increase traffic.

- A Twitter company account that emphasizes electric vehicle range extender-related news and its community.

- Emphasize Yelp and Google Reviews after transactions to boost ratings and community engagement.

- Direct mail of flyers to a select list of electric vehicle car owners.

- Get on bigger platforms CNBC, CNN and others to tell our story.

- Advertisements in local newspapers and magazines.

- Nominate a friend car giveaway: We donate a few electric vehicles that are fitted with our technology for a giveaway. Economic support and co-branding at charge stations.

EXHI
OFFERING STATEMENT

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

Sales plan

There are sales strategies for both retail and Distributors than can install the range extenders.

Sales to electric vehicle auto owners will be driven through dealers. These dealers will have the capability to properly install the units.

This will give us confidence in proper installation and allow the deeper pockets to buy the inventory.

These experts will educate customers about best practices and assist them through the process of purchasing the correct product for their vehicle. Customers will be greeted with a standard greeting and served to meet their satisfaction with focus on providing expert service. Customers will have a few seats in the store to sit in comfortably if they have to wait for assistance.

FP: ⬤ truCrowd

EXHI
OFFERING STATEMENT

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

We will only succeed if there is sufficient demand for our independent research. Subscribers must believe that our product enables them to make better investment decisions, enhances their knowledge of early stage investing, makes the investment and due diligence process more time efficient, and/or provides a more convenient investing experience. Moreover, they must be willing to continue to pay for subscriptions at a level that allows the company to generate a profit.

We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

Our business model involves providing retail investors with online educational content and independent research reports on early stage companies. Since we do not offer investment advice or analysis nor make investment recommendations in our research reports, we have not registered as an investment adviser with any state or federal securities regulators. As crowdfunding grows, the SEC or other securities regulators may determine that firms such as ours that engage with crowdfunding investors should be regulated. If we do become subject to regulation, we do not know the time and expense it would take to manage compliance issues.

We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be

FP: truCrowd

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

EXHI
OFFERING STATEMENT

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated

FP: truCrowd

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

EXHI
OFFERING STATEMENT

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors. Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company. Many small business startups like the Company fail.

Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

Supply chain matters are not entirely controllable. First, component vendors could fail to supply key inputs in a timely manner, with sufficient levels of quality, or at a scalable price. Second, manufacturers could fail to deliver finished goods in a timely manner or with sufficient levels of quality. If any of our third party vendors or suppliers were to change product offerings, cease actively supporting our technologies, fail to update and enhance technologies to keep pace with changing industry standards, encounter technical difficulties in the continuing development of these technologies, significantly increase prices, terminate our licenses or supply contracts, suffer significant capacity constraints or suffer significant disruptions, we would need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance and productions of our solutions, products and services. Such alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as the intellectual property, components, or technology provided by our existing suppliers. If the cost of licensing, purchasing or maintaining the third party intellectual property, components, or technology significantly increases, our expenses could increase, and our operating earnings, if any, could significantly decrease. In addition, interruption in the functionality or production of our solutions, products and services as a result of changes in third party suppliers could adversely affect our commitments to customers, future sales of solutions, products and services, and negatively affect our revenue and operating earnings.

Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Consumer product purchases, including purchases of our products, may decline during

FP: truCrowd

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

EXHI
OFFERING STATEMENT

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

There is no assurance that all or a significant number of Shares may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the Shares are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.

The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

The price of the Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

An investor must rely upon the ability of management to make future decisions consistent with the Company's investment objectives and policies. Although the principals have had some success in the past, they may be unable to invest the Company's committed capital in a profitable manner or meet its business objectives. Shareholders will not have the opportunity to evaluate personally the relevant economic, financial, and other information that will be utilized by management in the deployment of capital.

Certain pro forma financial information may be provided to prospective investors for illustrative and informational purposes only. In preparing the pro forma financial statements, we have made certain assumptions concerning our business and the

FP: truCrowd

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

EXHI
OFFERING STATEMENT

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

market, which may not be accurate. In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of claims of creditors. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

Our Directors and executive officers will be relieved of liability to the Company or our Shareholders for monetary damages for conduct as Directors and executive officers to the maximum extent permitted by Delaware law. Further, our certificate of incorporation and bylaws permit us to indemnify, to the fullest extent provided or allowed by law, our Directors and executive officers against damages that we or our shareholders incur in connection with our business. We may also enter into indemnity agreements with our Directors and executive officers. The exculpation provisions contained therein may have the effect of preventing shareholders from recovering damages against our Directors and executive officers caused by poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our Directors and executive officers against claims, including claims arising out of negligence, poor judgment, or other circumstances. Our Directors and executive officers may not be liable to the Company or shareholders for any act or omission performed or omitted by them in good faith on our behalf and in a manner reasonably believed by them to be within the scope of their authority and in our best interests. The Company will be required to indemnify the officers of the Company and certain persons affiliated therewith for losses, costs, liabilities and expenses incurred by such parties in connection with the business of the Company and investment decisions made on its behalf, except for actions taken in bad faith or which constitute gross negligence or willful misconduct. Such liabilities may be material and may have an adverse impact on the returns to the shareholders unless insurance proceeds are available. The indemnification obligations of the Company will be payable from the assets of the Company.

The Company has established and will establish certain relationships with others. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to Shareholders could be adversely affected.

As of the date of this Offering Statement, none of the executive management are under employment contracts. It is anticipated that upon completion of this offering key personnel will enter into employment contracts with the Company. Members of the executive management team will take draws, from time to time, and executives will become salaried once the Company has raised sufficient capital.

The purchase price of the Shares has been arbitrarily determined and is not the result of arm's length negotiations. It has been determined primarily by our perceived working and investment capital needs and bears no relationship to any established criteria of value such as book value or earnings per share, or any combination thereof. Further, the price is not based on past

FP: truCrowd

EXHI
OFFERING STATEMENT

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

earnings of the Company, nor does the price necessarily reflect the current market value of the Company. No valuation or appraisal of the Company's potential business has been prepared.

After giving effect to the sale of the Shares included in this Offering of Shares, the Company's existing shareholders will experience an immediate increase in net tangible book value per share, and purchasers of the Shares will experience immediate substantial dilution in net tangible book value per share. Investors that purchase Shares in this Offering will be required to become bound by our Shareholders' Agreement. A copy of the Shareholders' Agreement is available upon request from the Company. The Shares may be transferred only if certain legal requirements as well as requirements imposed by our Shareholders' Agreement are satisfied and only with our consent. The Shareholders' Agreement imposes certain requirements and restrictions on the ability of a shareholder to sell or transfer the Shares. Among other requirements, in most circumstances, the shareholder must first offer the Shares to the Company and then the other shareholders before the shareholder may transfer the Shares to a third party. Certificates representing the Shares will also bear a legend indicating that the Shares are subject to the restrictions on transfer imposed by the Shareholders' Agreement

The Shares will not usually be acceptable as collateral for loans. The Shareholders may not receive cash or other liquid consideration sufficient to pay taxes resulting from such a disposition. Furthermore, absent a public market, Shares generally cannot be sold for an amount based on their economic value as determined by the fair market value of the underlying property. The Shares have not been registered under federal or state securities laws, and we do not plan on, and are under no obligation to provide for, a registration of the Shares in the future. In addition, any transfer of the Shares or an interest therein must satisfy the requirements set forth in various Company agreements with shareholders that restrict the ability to transfer Shares.

The company might not sell enough shares to meet its operating needs and fulfill its plans, in which case we will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, we will probably need to raise more funds in the future, and if we can't get them, we will likely fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Technology is constantly developing and there is no guarantee that we will be able to keep our technology up-to-date. Any kind of computer technology is exposed to hacking and other cyber-security risks. We cannot be sure that we will have the resources and technology to prevent those risks from materializing and causing us damage or even shutting the company down.

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment.

We cannot guarantee success, return on investment, or repayment of loans.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

We have used an arbitrary offering price. The offering price per unit was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as the assets or past results of the Company's operations. In determining the offering price, the Company considered such factors as the prospects, if any, of similar companies, the previous experience of

FP: truCrowd



OFFERING STATEMENT

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

management, the Company's anticipated results of operations, and the likelihood of acceptance of this offering. Please review any financial or other information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.


THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.


THE OFFERING

9.   What is the purpose of this offering?

We intend to use the funds to complete and obtain approval for a patent for an electric vehicle range extender. Funds used for completion and getting the unit on an electric vehicle functioning at a high level.

EXHI
OFFERING STATEMENT

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$5,000,000.00**
Less: Portal Success Fee of 8%	$800.00	$400,000.00
Net Proceeds	**$9,200.00**	**$4,600,000.00**
Use of Net Proceeds		
Marketing and Sales	$5,000.00	$1,000,000.00
Take Extender to Market		$1,000,000.00
Manufacturing		$700,000.00
Engineering Team		$500,000.00
Distribution		$400,000.00
Prototyping Green Technologies		$250,000.00
PR		$650,000.00
General Operating Capital	$4,200.00	$100,000.00
Total Use of Net Proceeds	**$9,200.00**	**$4,600,000.00**

The above figures are estimates and may change due to strategic, economic, and/or other factors.

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

FP: truCrowd

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

EXHI
OFFERING STATEMENT

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

OTC SAFE NOTE
- 75% discounted conversion rate
- Converts into Common Stock at the "Mandatory Conversion Date" - the first OTC Market Trading Day Three Hundred Sixty-Six (366) days after the close of offering.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

FP: ▲ truCrowd

EXHI
OFFERING STATEMENT

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**5,000,000**	**$5,000,000**	**$4,600,000**

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights		Other Rights	
Preferred Stock (list each class in order of preference):						
PREFERRED A	50,000,000.00	25,000,000.00	Yes ☑	No ☐	Yes ☑	No ☐
					Specify: 10 votes	
Common Stock:						
	500,000,000	387,931,540	Yes ☑	No ☐	Yes ☐	No ☑
					Specify:	

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

FP: truCrowd

EXHI
OFFERING STATEMENT

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**5,000,000**	**$5,000,000**	**$4,600,000**

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.


Low Bound
$ 18,201,000
Pre-money valuation
$ 23,637,691
High Bound
$ 29,074,000
5 Valuation Methods
$ 8,602,978
Scorecard
$ 5,538,667
Checklist
$ 2,781,342
Venture Capital
$ 30,819,540
DCF with LTG
$ 55,210,377
DCF with Multiples
Method weights
18%
18%
16%
24%
24%

The weights for the above mentioned valuation methods are: Scorecard (18%), Check-list (18%), Venture Capital (16%), DCF- Long Term Growth (24%), and DCF with Multiples (24%).

The full valuation report (25 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$23,637,691**

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

FP: truCrowd

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

EXHI
OFFERING STATEMENT

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

Debt Name(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Accounts payable*	$305.00	N/A	N/A	–

*Since the dates covered in the financial statements, this debt has been paid off and is no longer owed.

FP: truCrowd

EXHI
OFFERING STATEMENT

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

No to all of the above

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history? ☑ Yes ☐ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

The company has been funded by the founder and friends and family.

FP: truCrowd

EXHI
OFFERING STATEMENT

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:



SC Innovation Holding Limited
Financial Statements
For the years ended as of July 31, 2021 and 2022

FP:  truCrowd

EXHI
OFFERING STATEMENT

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**5,000,000**	**$5,000,000**	**$4,600,000**

EXHI EXLITES HOLDINGS INTERNATIONAL INC.

Financial Statements
For the Years ended as of July 31, 2021 and 2022
Index to Audited Financial Statements

Audit Report   Page 3
Balance Sheet   Page 5
Income Statement   Page 6
Changes in Equity Statement   Page 7
Cash Flow Statement   Page 8
Notes to the Financial Statements   Page 9

2



FP: truCrowd

EXHI
OFFERING STATEMENT

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**5,000,000**	**$5,000,000**	**$4,600,000**

Audits LLC
CROWDFUNDING AUDITS AND REVIEWS

September 10, 2022

INDEPENDENT AUDITORS' REPORT

The Board of Directors

Exlites Holdings International Inc.

8403 Benjamin Rd. STE A

Tampa, FL 33634

REPORT ON FINANCIAL STATEMENTS

I have audited the accompanying balance sheets of Exlites Holdings International Inc. as of July 31, 2021 and 2022 and the related statements of operations, changes in owner's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financialstatements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controlrelevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of thefinancial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion.

3

FP: truCrowd

EXHI
OFFERING STATEMENT

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well asevaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statementpresentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to providea basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Exlites Holdings International Inc. as of July 31, 2021 and 2022 and the results of operations, changes in owner's equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Amjad AbuKhamis

Amjad N I Abu Khamis

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
603-607-7600
cpa@cfaudits.com

4

FP: truCrowd

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

EXHI
OFFERING STATEMENT

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

EXHI EXLITES HOLDINGS INTERNATIONAL INC.

Balance Sheet Statement
As of July 31, 2021 and 2022

ASSETS	Jul 31, 2021	Jul 31, 2022
Current Assets		
Checking Accounts	-	2,709
Accounts Receivable	-	27,432
Allowance for Doubtful Debts	-	(549)
Total Current Assets	-	**29,593**
Fixed Assets		
Investments in Subsidiaries	-	386,875
Investment in Electronic Vehicle	-	150,414
Total Fixed Assets	-	**537,289**
TOTAL ASSETS	-	**566,882**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payables	-	305
Total Liabilities	-	**305**
Equity		
Common Shares	-	244,780
Additional Paid-in Capital	-	704,720
Net Income	-	(382,923)
Total Equity	-	**566,577**
TOTAL LIABILITIES AND EQUITY	-	**566,882**

EXHI
OFFERING STATEMENT

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000



EXHI EXLITES HOLDINGS INTERNATIONAL INC.

Income Statement
For the years ended July 31, 2021 and 2022

	Jul 31, 2021	Jul 31, 2022
Revenues		
Sales	-	166,676
Cost of Goods Sold	-	(145,048)
Gross Income	-	**21,629**
Less Operating Expenses		
Payroll and Contract Labour	-	88,845
Legal and Licensing Fees	-	49,858
Professional Fees	-	100,976
Travel Expense	-	50,613
Marketing Expense	-	58,346
Trade Shows	-	14,470
Video Production	-	5,300
Rent Expense	-	20,000
Warehouse Expense	-	5,679
Consulting Fees	-	5,000
Other Administrative Expenses	-	4,131
Bank Fees	-	785
Bad Debt Expense	-	549
Total Operating Expenses	-	**404,552**
Net Operating Income (Loss)	-	**(382,923)**
Net Income (Loss)	-	**(382,923)**

6

FP: truCrowd

EXHI
OFFERING STATEMENT

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000



EXHI EXLITES HOLDINGS INTERNATIONAL INC.

Statement of Changes in Equity
For the years ended July 31, 2021 and 2022

	Common Shares	Additional Paid in Capital	Retained Earnings	Equity Balance
Beginning Balance as of July 31, 2021	-	-	-	-
Stocks Issued As of July 31, 2021	-	-	-	-
Net (Loss) as of July 31, 2021	-	-	-	-
Equity Ending Balance as of July 31, 2021	-	-	-	-
Stocks Issued as of July 31 2022	244,780	704,720	-	949,500
Net Loss as of July 31, 2022	-	-	(382,923)	566,577
Equity Ending Balance as of July 31, 2022	**244,780**	**704,720**	**(382,923)**	**566,577**

7

FP:  truCrowd

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

EXHI
OFFERING STATEMENT

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

EXHI EXLITES HOLDINGS INTERNATIONAL INC.

Statement of Cash Flow
For the years ended July 31, 2021 and 2022

	Jul 31, 2021	Jul 31, 2022
OPERATING ACTIVITIES		
Net Income (Loss)	-	(382,923)
Adjustments to net income		
Increase in Accounts Receivables	-	(26,884)
Increase in Accounts Payables	-	305
Net cash used by operating activities	-	**(409,502)**
FINANCING ACTIVITIES		
Issuance of Shares	-	244,780
Additional Paid In Capital	-	704,720
Net cash provided by financing activities	-	**949,500**
INVESTING ACTIVITIES		
Purchase of new Investments	-	(537,289)
Net cash used for investing activities	-	**(537,289)**
NET CASH INCREASE (DECREASE) FOR PERIOD	-	**2,709**
Cash at the beginning of the period	-	-
CASH AT END OF PERIOD	-	**2,709**

8



OFFERING STATEMENT

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**5,000,000**	**$5,000,000**	**$4,600,000**

EXLITES HOLDINGS INTERNATIONAL INC.

(This page was intentionally left blank)

9

FP: truCrowd

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

EXHI
OFFERING STATEMENT

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000



EXHI EXLITES HOLDINGS INTERNATIONAL INC.

Notes to the Financial Statements:
As of July 31, 2022

1. DESCRIPTION OF THE BUSINESS

Exlites Holdings International, Inc. (the Company) is publically traded on OTC Markets under ticker symbol EXHI and was formed in the state of New Mexico in 1979 under the name Unico, Inc.

In 2008, the shareholders of the Company voted approval on a share exchange agreement with Exlites Co. Ltd. (a Japanese Corporation) whereby the Company issued 12,000,000 shares of common stock to Exlites Co. Ltd.'s shareholders as part of the acquisition. Subsequently, in September 2008, the Company changed its name from Vision International, Inc. to Exlites Holdings International, Inc.

As part of this acquisition, the Japanese owners contracted with a US citizen ("Major Shareholder") to maintain all the legal filings with federal, state, and local authorities and to maintain a small office in the US for this and other US interests held by the same Japanese citizens. As part of this contract, the Japanese owners paid Major Shareholder for her out of pocket expenses of the office and .an agreed upon salary for her services. Such compensation was completed until the end of 2008, when the contract payments ceased and Major Shareholder filed suit for reimbursement of out of pocket expenses, unreimbursed salary, and additional amounts for "breach of contract, unjust enrichment, and fraudulent representation". Service was made to the Japanese owners in Japan, but no response was ever made, and the suit resulted in a default judgment for Major Shareholder. As part of the judgment, Major Shareholder asked for and received Twenty Nine Million (29,000,000) shares of common stock of the Company, which gave her majority ownership, and subsequently made her the sole board member and only officer of the Company.

The Company subsequently acquired Ashford Durable Medical Solutions, Inc. on January 17, 2013. Ashford then became a wholly owned subsidiary of the Company. On December 23, 2015 the Company entered into a stock swap with Soleeze Wave Company.

As of February 1, 2016 the company cancelled an exclusive distribution agreement with a supplier. The sales for the contract were approximately $9,000,000. The profits from this contract were minimal and management decided not to renew the agreement.

On June 25, 2021 the company announced it has signed a letter of intent (LOI) to acquire a Devon Orthopedic Implants LLC. (DOI) owners of proprietary patented medical products. The acquisition would see EXHI absorb DOI.

On July 14, 2021 the company announced it has signed an exclusive licensing deal with Square in the Circle, Inc. the patent assignee for US Patent No. 11,001,136, dated May 11, 2021, titled Alternator system for electric vehicles having at least one wheel axel. This technology relates to an aftermarket part that can extend the range of an electric vehicle.

The Company is engaged in the consumer health care market and durable medical supply business. The Company has many customers which it sells various products to which in turn sell through their own distribution channels which include catalogs, retailers and direct to consumer venues. The company also does contract manufacturing for medical products. The Company's mission is to develop

10

FP:  truCrowd

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

EXHI
OFFERING STATEMENT

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

EXHI EXLITES HOLDINGS INTERNATIONAL INC.

Notes to the Financial Statements (Continued)

unrivaled, lasting and deep relationships with our customers by delivering quality products and related services to medical and home care markets with efficiency, consistency and innovation. The Company offers patented, patent pending and proprietary products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The Company has earned insignificant revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

2.2. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. The company decided to report the fiscal year ending July 31 of each calendar year.

2.3. Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.4. Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts.

2.5. Investment in Electric Vehicle

The company has entered into an exclusive patent agreement on May 2021 titled: "Alternator system for electric vehicles having at least one wheel axe" for $200,000. The company paid $ 150,414 as of July 31, 2022 as per the agreement terms.

11

FP: truCrowd

EXHI
OFFERING STATEMENT

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

 EXLITES HOLDINGS INTERNATIONAL INC.

Notes to the Financial Statements (Continued)

2.6. Available for Sale Investments

The company has entered into agreements to acquire shares of three companies during 2021, the below table illustrates the companies' investments in those subs as of July 31, 2022:

#	Company Name	Contract ownership	Paid as of Jul 31, 2022
1	Whiskey Roy	80% = 10,000 shares	151,875
2	Gentox Medical Services LLC	51% = 10,000 shares	200,000
3	Vida Biological Inc	40%= 1,000,000 shares	35,000

2.7. Common shares and Additional Paid In Capital

The company has 500,000,000 shares authorized, at $0.001 per share, amounts in excess of par value are considered Additional Pain In Capital. As of July 31, 2022, the company outstanding shares were 244,780,000.

12

FP: truCrowd

EXHI
OFFERING STATEMENT

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
(B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
(C) engaging in savings association or credit union activities? ☐ Yes ☑ No
(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

FP: truCrowd

EXHI

OFFERING STATEMENT

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report..

Once posted, the annual report may be found on the issuer's website at: http://exlitesholdings.us/

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
      10.   Add § 240.12g-6 to read as follows:

§   **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

FP: truCrowd

EXHI
OFFERING STATEMENT

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

FP: truCrowd

EXHI
OFFERING STATEMENT

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

EXHIBIT A: SAMPLE SAFE NOTE AGREEMENT

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

EXLITES HOLDINGS INTERNATIONAL, INC.

OTC SAFE NOTE

(Principle Protected Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by **[Investor Name]** (the "**Investor**") of $ **[Purchase Amount]** (the "**Purchase Amount**") on or about **[Date]**, Exlites Holdings International, Inc. an Oklahoma corporation, previously a New Mexico corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Common Stock, subject to the terms described below.

The "**Discounted Conversion Rate**" is 75%.

See **Section 2** for certain additional defined terms.

1. *Events*

    (a) **Conversion Event.** On the Mandatory Conversion Date, the Company will automatically issue to the Investor a number of shares of Common Stock equal to the Purchase Amount divided by the Conversion Price. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up to the nearest whole share. The Company shall pay all charges to have the shares issued on the Company's stock ledger at the Company's official stock transfer. Investor shall pay any and all transfer agent fees, legal fees, costs and any other fees or costs that may be incurred or charged in connection with the of shares of the Company's Common Stock after the initial issuance.

    (b) **Liquidity Event**. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

FP: truCrowd

EXHI
OFFERING STATEMENT

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this SAFE under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after

FP: truCrowd

EXHI
OFFERING STATEMENT

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**5,000,000**	**$5,000,000**	**$4,600,000**

such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Conversion Price**". The lower of Starting Market Price or Variable Conversion Price.

"**Discounted Conversion Rate**". Discounted Conversion Rate is equal to Seventy-Five Percent (75%).

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Final Market Price**". "Final Market Price" shall equal the lowest trade occurring during the twenty (20) consecutive Trading Days immediately preceding the Mandatory Conversion, as reported on the OTC Market quoting system under Symbol EXHI.

"**Mandatory Conversion Date**". First OTC Market Trading Day Three Hundred Sixty-Six (366) days after the close of offering.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**SAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this SAFE" mean this specific instrument.

"**Starting Market Price**". Price arbitrarily recognized and set by Company at a to be determined price per share.

"**Variable Conversion Price**". Final Market Price multiplied by the Discounted Conversion Rate.

3.   *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this SAFE is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This SAFE constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by

FP: truCrowd

EXHI
OFFERING STATEMENT

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this SAFE do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this SAFE, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this SAFE and to perform its obligations hereunder. This SAFE constitutes valid and *binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and* general principles of equity.

(b)   The Investor has been advised that this SAFE and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. Under Regulation CF of the Securities Act of 1933 the securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred: (1) to the issuer; (2) to an accredited investor; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(c) The Investor is purchasing this SAFE and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d) The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

FP: truCrowd

EXHI
OFFERING STATEMENT

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

5. *Miscellaneous*

(a) Any provision of this SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding SAFEs with the same "Post-Money Valuation Cap" and "Discount Rate" as this SAFE (and SAFEs lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such SAFEs must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of SAFEs whose SAFEs have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of SAFEs.

(b) Any notice required or permitted by this SAFE will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this SAFE, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this SAFE be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this SAFE is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this SAFE nor the rights in this SAFE are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this SAFE and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this SAFE in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this SAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SAFE operate or would prospectively operate to invalidate this SAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SAFE and the remaining provisions of this SAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) To the extent the Conversion Price of the Company's Common Stock closes below the par value per share, the Company will take all steps necessary to solicit the consent of the stockholders to reduce the par value to the lowest value possible under law.

FP: truCrowd

EXHI
OFFERING STATEMENT

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

(g) If the Trading Price cannot be calculated for such security on such date in the manner provided above, the Trading Price shall be the fair market value as mutually determined by the Company and the holders of a majority in interest of the Notes being converted for which the calculation of the Trading Price is required in order to determine the Conversion Price of such Notes. "Trading Day" shall mean any day on which the Common Stock is tradable for any period on the OTC Pink, OTCQB or on the principal securities exchange or other securities market on which the Common Stock is then being traded. The Company shall not be responsible for the fees of its transfer agent and all DTC fees associated with any such issuance.

(h) All rights and obligations hereunder will be governed by the laws of the State of [Governing Law Jurisdiction], without regard to the conflicts of law provisions of such jurisdiction.

(i) The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

EXHI
OFFERING STATEMENT

Exlites Holdings International Inc
16034 US HWY 19
Hudson, FL 34667
(813) 321-9551

10,000 OTC SAFE Notes at $1 per Note			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	5,000,000	$5,000,000	$4,600,000

IN WITNESS WHEREOF, the undersigned have caused this SAFE to be duly executed and delivered.

COMPANY: **INVESTOR:**

By:_____   By:_____

Title:_____   Name: _____

Address: _____   Title: _____

_____   Address: _____

Email:_____   _____

                                                 Email: _____